Doich Foods LLC

Financial Statements and Report

December 31, 2022

Table of Contents



Independent Accountant's Review Report

To Management of:
Doich Foods LLC

We have reviewed the accompanying financial statements of Doich Foods LLC (the Company), which comprise the balance sheet as of December 31, 2022, and the related statements of income, members' equity, and cash flows for the period then ended (since inception on February 2, 2022), and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements

for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Doich Foods LLC (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has incurred losses from operations and has relied on owner financing and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Tesseract Advisory Group LLC

_____

Tesseract Advisory Group, LLC
OWINGS MILLS, MD
May 31, 2023

Doich Foods LLC
Balance Sheet (Unaudited)
As of December 31, 2022

Assets		
Current Assets		
Cash and cash equivalents	$	1,871
Total Current Assets		1,871
Total Assets		1,871
Liabilities & Members' Equity		
Liabilities		-
Accounts payable and accrued expenses		-
Total Liabilities		-
Members' Equity		
Additional paid-in capital		22,486
Retained Earnings (Accumulated Deficit)		(20,615)
Total Members' Equity		1,871
Total Liabilities & Members' Equity	$	1,871

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Doich Foods LLC

Statement of Income (Unaudited)

For the period (since inception on February 2, 2022) ended December 31, 2022

Revenues	$	10,898
Cost of Revenues		22,257
Gross Profit (Loss)		(11,359)
Operating Expenses		
Advertising and promotion		1,288
Communications and information technology		4,182
Legal and other professional fees and services		3,421
Other operating expense		365
Total Operating Expenses		9,256
Net Income (Loss)	$	(20,615)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Doich Foods LLC
Statement of Members' Equity (Unaudited)
For the period (since inception on February 2, 2022) ended December 31, 2022

	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Members' Equity
Balance at February 2, 2022	-	-	-
Net income (loss)	$ -	$ (20,615)	$ (20,615)
Owner contributions	22,486	-	22,486
Balance at December 31, 2022	$ 22,486	$ (20,615)	$ 1,871

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Doich Foods LLC

Statement of Cash Flows (Unaudited)

For the period (since inception on February 2, 2022) ended December 31, 2022

Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)	$	(20,615)
Net Cash Provided by (Used in) Operating Activities		(20,615)
Cash Flows from Financing Activities		
Owner contributions		22,486
Net Cash Provided by (Used in) Financing Activities		22,486
Net Increase (Decrease) in Cash and Cash Equivalents		1,871
Cash and cash equivalents at beginning of period		-
Cash and Cash Equivalents at End of Year	$	1,871

Notes to the Financial Statements

Doich Foods LLC
Notes to the Financial Statements
For the period (since inception on February 2, 2022) ended December 31, 2022

1. Summary of significant accounting policies

a. Nature of operations

Doich Foods LLC (the Company) is a functional health foods company with the mission to inspire health, happiness and humanity one delicious bit at a time. The Company's products offer a new way to fuel your body and mind without having to sacrifice taste for health. With fresh ingredients, no preservatives and low sugar, Doich Foods brings customers a new generation of healthy, nutritional snacks.

The Company was formed in the State of Arizona on February 2, 2022.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Cash and cash equivalents

Cash and cash equivalents consist of deposits held in business checking accounts in the United States.

e. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

Doich Foods LLC
Notes to the Financial Statements
For the period (since inception on February 2, 2022) ended December 31, 2022

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The carrying amounts of financial instruments in the accompanying balance sheets approximate their fair values due to their relatively short-term nature.

f. Income taxes

The Company is a limited liability company taxed as a pass through entity. The accompanying financials statements do not include a provision, benefit, liability, or refund receivable for federal and state income taxes because the members are taxed individually on their share of the limited liability company earnings.

g. Revenue recognition

At present, and since its inception, the Company sells its products exclusively an e-commerce shop. All revenue recognized at time of shipping to customer.

h. Cost of goods sold

Cost of goods sold includes the following expenses; supplies, packaging costs and printing expenses.

i. Advertising expenses

Advertising costs are expensed as incurred.

j. Comprehensive income

The Company does not have any comprehensive income items other than net income.

2. Commitments and contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

3. Going concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, during the period ended December 31, 2022 the Company incurred losses from operations and the Company has relied on owner financing to fund operations. Those factors and conditions create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed a plan to raise capital via a crowdfunding campaign. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

4. Subsequent events

Management evaluated all activity of the Company through May 31, 2023 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.